UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 36)*

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

(Name of Issuer)

Common Shares, without par value

(Title of class of securities)

900435108

(CUSIP Number)

Steven Allen, Company Secretary

6 St James’s Square

London SW1Y 4AD

United Kingdom

+44 (0) 20 7781 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to:

Scott D. Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

+1 212 558-4000

December 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 900435108	SCHEDULE 13D	Page 2 of 12 pages

1	NAMES OF REPORTING PERSONS Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 201,231,446 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 201,231,446 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,231,446 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No.: 900435108	SCHEDULE 13D	Page 3 of 12 pages

1	NAMES OF REPORTING PERSONS Rio Tinto International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 142,982,636 (see Item 5 )
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 142,982,636 (see Item 5 )

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,982,636 (see Item 5 )
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No.: 900435108	SCHEDULE 13D	Page 4 of 12 pages

1	NAMES OF REPORTING PERSONS 7999674 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,510,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,510,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,510,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 900435108	SCHEDULE 13D	Page 5 of 12 pages

1	NAMES OF REPORTING PERSONS 46117 Yukon Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,228,810 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,228,810 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,228,810 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 900435108	SCHEDULE 13D	Page 6 of 12 pages

1	NAMES OF REPORTING PERSONS 535630 Yukon Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,510,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,510,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,510,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer

This Amendment No. 36 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”, and together with Rio Tinto, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc., the “Rio Tinto Companies”) on November 3, 2006, and amended on September 12, 2007, October 26, 2007, January 7, 2008, April 10, 2008, October 30, 2009, March 4, 2010, July 7, 2010, September 13, 2010, December 14, 2010, February 4, 2011, June 28, 2011, August 24, 2011, September 27, 2011, December 12, 2011, January 26, 2012, April 20, 2012, May 24, 2012, August 2, 2012, July 3, 2013, July 9, 2013, August 14, 2013, August 28, 2013, January 13, 2015, September 14, 2020, April 9, 2021, January 25, 2022, March 14, 2022, May 18, 2022, August 25, 2022, September 1, 2022, September 6, 2022, October 25, 2022, November 2, 2022, November 17, 2022 and November 25, 2022 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).

The purpose of this Amendment is to report that on December 16, 2022, the Company, Rio Tinto and RTIH completed the transactions contemplated by the Arrangement Agreement, dated September 5, 2022, by and among the Company, Rio Tinto and RTIH (as amended, the “Arrangement Agreement”). Pursuant to the Arrangement Agreement, on December 16, 2022, RTIH acquired all of the issued and outstanding Shares that Rio Tinto or its affiliates did not directly or indirectly own (the “Minority Shares”) through a Plan of Arrangement (the “Plan of Arrangement”) pursuant to Section 195 of the Business Corporations Act (Yukon). As a result of the completion of the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement (the “Closing”), Rio Tinto became the beneficial owner of 100 percent of the issued and outstanding share capital in the Company.

This Amendment constitutes an exit filing of each of the Rio Tinto Companies in respect of the Shares previously reported as beneficially owned by the Rio Tinto Companies.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On December 14, 2022, the Supreme Court of Yukon issued a final order approving the Plan of Arrangement. On December 16, 2022, the Company, Rio Tinto and RTIH completed the transactions contemplated by the Arrangement Agreement. Pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement, RTIH acquired all of the Minority Shares. In accordance with the terms and conditions of the Arrangement Agreement and the Plan of Arrangement, as of immediately following the Closing, Rio Tinto is the beneficial owner of 100 percent of the issued and outstanding share capital in the Company.

The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit J, which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information relating to the beneficial ownership of Shares by each of the Rio Tinto Companies as set forth in rows 7 through 13 of the cover pages hereto is incorporated herein by reference.

Rio Tinto beneficially owns 201,231,446 Shares, representing 100 percent of the outstanding Shares. Such Shares are held by Rio Tinto indirectly through RTIH (as to 142,982,636 Shares, representing 71 percent of the outstanding Shares, which are also beneficially owned by RTIH), indirectly through 7999674 Canada Inc. (as to 21,510,000 Shares, representing 10.7 percent of the outstanding Shares, which are also beneficially owned by 7999674 Canada Inc.), indirectly through 46117 Yukon Inc. (as to 15,228,810 Shares, representing 7.6 percent of the outstanding Shares, which are also beneficially owned by 46117 Yukon Inc.) and indirectly through 535630 Yukon Inc. (as to 21,510,000 Shares, representing 10.7 percent of the outstanding Shares, which are also beneficially owned by 535630 Yukon Inc.).

The percentages of Shares reflected above and in the responses in Row (13) of the cover pages of this Schedule 13D with respect to each of the Rio Tinto Companies are based on 201,231,446 outstanding Shares as of September 30, 2022, as disclosed by the Company in its Management’s Discussion and Analysis of Financial Condition and Results of Operation for the period ended September 30, 2022 attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on November 14, 2022.

In addition, with respect to each of the Rio Tinto Companies, each of the Rio Tinto Companies shares voting power and dispositive power with respect to the Shares beneficially owned by such person.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies presently has the power to vote or to direct the vote or to dispose or direct the disposition of any other Shares which they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies has effected any transaction in the Shares during the past 60 days.

To the best respective knowledge of the Rio Tinto Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Rio Tinto Companies.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The disclosure set forth in response to Item 4 is hereby incorporated by reference in this Item 6.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
A	Amendment No. 1 to the Arrangement Agreement, between Turquoise Hill Resources Ltd. and Rio Tinto plc through its wholly-owned subsidiary, Rio Tinto International Holdings, Limited, dated November 24, 2022.[1]

B	Supplement, dated November 24, 2022 to the Management Information Circular of Turquoise Hill Resources Ltd. dated September 27, 2022.[1]

C	Termination Agreement, dated November 17, 2022, among the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc.[2]*

D	Termination Agreement, dated November 17, 2022, among the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc.[2]*

E	Update Press Release dated November 14, 2022.[2]

F	Agreement, dated November 1, 2022, among the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc.[3]*

G	Agreement, dated November 1, 2022, among the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc.3*

H	Press Release dated November 1, 2022.[3]

I	Open Letter Issued to Shareholders of Turquoise Hill Resources Ltd. from Rio Tinto plc, dated October 25, 2022.[4]

J	Arrangement Agreement between Turquoise Hill Resources Ltd. and Rio Tinto plc through its wholly-owned subsidiary, Rio Tinto International Holdings Limited, dated September 5, 2022.[5]

K	Press Release dated September 6, 2022.[5]

L	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated September 5, 2022.[5]

M	Early Advance Funding Agreement between Cuprum Metals Pte Ltd, Turquoise Hill Resources Ltd. and Rio Tinto International Holdings Limited, dated September 5, 2022.[5]

N	Form of Voting Agreement entered into severally by Rio Tinto plc and Rio Tinto International Holdings Limited, on the one hand, and each of Maryse Saint-Laurent, Peter Gillen, Russel Robertson, George Burns, Caroline Donally, Steve Thibeault, Luke Colton, Jo-Anne Dudley, Dustin Isaacs and Roy McDowall , on the other hand.[5]

O	Binding Term Sheet between Turquoise Hill Resources Ltd. and Rio Tinto plc through its wholly-owned subsidiary, Rio Tinto International Holdings Limited dated August 31, 2022.[6]

[1]	Filed as an exhibit to the amended Schedule 13D on November 25, 2022.
[2]	Filed as an exhibit to the amended Schedule 13D on November 17, 2022.
[3]	Filed as an exhibit to the amended Schedule 13D on November 2, 2022.
[4]	Filed as an exhibit to the amended Schedule 13D on October 25, 2022.
[5]	Filed as an exhibit to the amended Schedule 13D on September 6, 2022.
[6]	Filed as an exhibit to the amended 13D on September 1, 2022.
*	Personally identifiable information has been redacted from each of these exhibits.

P	Press Release dated September 1, 2022.[6]

Q	Press Release dated August 24, 2022.[7]

R	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated May 18, 2022.[8]

S	Non-binding proposal letter, dated March 13, 2022.[9]

T	Press Release dated March 14, 2022.[9]

U	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated January 24, 2022.[10]

V	Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, dated April 9, 2021.[11]

W	Memorandum of Understanding between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, dated September 9, 2020.[12]

X	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc.[13]

Y	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited.[14]

Z	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited.[14]

AA	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited.[14]

BB	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[15]

CC	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[15]

DD	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[16]

EE	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd. [16]

FF	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010.[17]

GG	Agreement between Rio Tinto International Holdings Limited and the Government of Mongolia dated June 8, 2011.[18]

[7]	Filed as an exhibit to the amended Schedule 13D on August 25, 2022.
[8]	Filed as an exhibit to the amended Schedule 13D on May 19, 2022.
[9]	Filed as an exhibit to the amended Schedule 13D on March 14, 2022.
[10]	Filed as an exhibit to the amended Schedule 13D on January 25, 2022.
[11]	Filed as an exhibit to the amended Schedule 13D on April 9, 2021.
[12]	Filed as an exhibit to the amended Schedule 13D on September 14, 2020.
[13]	Filed as an exhibit to the amended Schedule 13D on January 15, 2014.
[14]	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
[15]	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
[16]	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
[17]	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2010.
[18]	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.

HH	Press Release dated August 24, 2011.[19]

II	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012.[20]

JJ	Press Release dated January 24, 2012.[20]

KK	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012.[21]

LL	Amending Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated May 22, 2012.[22]

MM	Press Release dated July 30, 2012.[23]

NN	OT Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated June 28, 2013.[24]

OO	Omnibus Amending Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated June 28, 2013.[25]

PP	Binding Term Sheet between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 7, 2013.[26]

QQ	Memorandum of Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 23, 2013.[27]

RR	New Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated August 23, 2013. [27]

[19]	Filed as an exhibit to the amended Schedule 13D on August 25, 2011.
[20]	Filed as an exhibit to the amended Schedule 13D on January 26, 2012.
[21]	Filed as an exhibit to the amended Schedule 13D on April 20, 2012.
[22]	Filed as an exhibit to the amended Schedule 13D on May 24, 2012.
[23]	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.
[24]	Filed as an exhibit to the amended Schedule 13D on July 3, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
[25]	Filed as an exhibit to the amended Schedule 13D on July 3, 2013.
[26]	Filed as an exhibit to the amended Schedule 13D on August 14, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
[27]	Filed as an exhibit to the amended Schedule 13D on August 28, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2022

Rio Tinto plc

By:	/s/ Steven Allen
	Name:	Steven Allen
	Title:	Company Secretary

Rio Tinto International Holdings Limited

By:	/s/ Steven Allen
	Name:	Steven Allen
	Title:	Director

7999674 Canada Inc.

By:	/s/ Julie Parent
	Name:	Julie Parent
	Title:	Secretary

46117 Yukon Inc.

By:	/s/ Julie Parent
	Name:	Julie Parent
	Title:	Secretary

535630 Yukon Inc.

By:	/s/ Julie Parent
	Name:	Julie Parent
	Title:	Secretary

EXHIBIT INDEX

Exhibit Number	Description
A	Amendment No. 1 to the Arrangement Agreement, between Turquoise Hill Resources Ltd. and Rio Tinto plc through its wholly-owned subsidiary, Rio Tinto International Holdings, Limited, dated November 24, 2022.[1]

B	Supplement, dated November 24, 2022 to the Management Information Circular of Turquoise Hill Resources Ltd. dated September 27, 2022.[1]

C	Termination Agreement, dated November 17, 2022, among the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc.[2]*

D	Termination Agreement, dated November 17, 2022, among the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc.[2]*

E	Update Press Release dated November 14, 2022.[2]

F	Agreement, dated November 1, 2022, among the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc.[3]*

G	Agreement, dated November 1, 2022, among the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc.3*

H	Press Release dated November 1, 2022.[3]

I	Open Letter Issued to Shareholders of Turquoise Hill Resources Ltd. from Rio Tinto plc, dated October 25, 2022.[4]

J	Arrangement Agreement between Turquoise Hill Resources Ltd. and Rio Tinto plc through its wholly-owned subsidiary, Rio Tinto International Holdings Limited, dated September 5, 2022.[5]

K	Press Release dated September 6, 2022.[5]

L	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated September 5, 2022.[5]

M	Early Advance Funding Agreement between Cuprum Metals Pte Ltd, Turquoise Hill Resources Ltd. and Rio Tinto International Holdings Limited, dated September 5, 2022.[5]

N	Form of Voting Agreement entered into severally by Rio Tinto plc and Rio Tinto International Holdings Limited, on the one hand, and each of Maryse Saint-Laurent, Peter Gillen, Russel Robertson, George Burns, Caroline Donally, Steve Thibeault, Luke Colton, Jo-Anne Dudley, Dustin Isaacs and Roy McDowall , on the other hand.[5]

O	Binding Term Sheet between Turquoise Hill Resources Ltd. and Rio Tinto plc through its wholly-owned subsidiary, Rio Tinto International Holdings Limited dated August 31, 2022.[6]

[1]	Filed as an exhibit to the amended Schedule 13D on November 25, 2022.
[2]	Filed as an exhibit to the amended Schedule 13D on November 17, 2022.
[3]	Filed as an exhibit to the amended Schedule 13D on November 2, 2022.
[4]	Filed as an exhibit to the amended Schedule 13D on October 25, 2022.
[5]	Filed as an exhibit to the amended Schedule 13D on September 6, 2022.
[6]	Filed as an exhibit to the amended 13D on September 1, 2022.
*	Personally identifiable information has been redacted from each of these exhibits.

P	Press Release dated September 1, 2022.[6]

Q	Press Release dated August 24, 2022.[7]

R	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated May 18, 2022.[8]

S	Non-binding proposal letter, dated March 13, 2022.[9]

T	Press Release dated March 14, 2022.[9]

U	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated January 24, 2022.[10]

V	Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, dated April 9, 2021.[11]

W	Memorandum of Understanding between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, dated September 9, 2020.[12]

X	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc.[13]

Y	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited.[14]

Z	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited.[14]

AA	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited.[14]

BB	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[15]

CC	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[15]

DD	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[16]

EE	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd. [16]

FF	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010.[17]

GG	Agreement between Rio Tinto International Holdings Limited and the Government of Mongolia dated June 8, 2011.[18]

[7]	Filed as an exhibit to the amended Schedule 13D on August 25, 2022.
[8]	Filed as an exhibit to the amended Schedule 13D on May 19, 2022.
[9]	Filed as an exhibit to the amended Schedule 13D on March 14, 2022.
[10]	Filed as an exhibit to the amended Schedule 13D on January 25, 2022.
[11]	Filed as an exhibit to the amended Schedule 13D on April 9, 2021.
[12]	Filed as an exhibit to the amended Schedule 13D on September 14, 2020.
[13]	Filed as an exhibit to the amended Schedule 13D on January 15, 2014.
[14]	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
[15]	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
[16]	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
[17]	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2010.
[18]	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.

HH	Press Release dated August 24, 2011.[19]

II	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012.[20]

JJ	Press Release dated January 24, 2012.[20]

KK	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012.[21]

LL	Amending Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated May 22, 2012.[22]

MM	Press Release dated July 30, 2012.[23]

NN	OT Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated June 28, 2013.[24]

OO	Omnibus Amending Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated June 28, 2013.[25]

PP	Binding Term Sheet between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 7, 2013.[26]

QQ	Memorandum of Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 23, 2013.[27]

RR	New Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated August 23, 2013. [27]

[19]	Filed as an exhibit to the amended Schedule 13D on August 25, 2011.
[20]	Filed as an exhibit to the amended Schedule 13D on January 26, 2012.
[21]	Filed as an exhibit to the amended Schedule 13D on April 20, 2012.
[22]	Filed as an exhibit to the amended Schedule 13D on May 24, 2012.
[23]	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.
[24]	Filed as an exhibit to the amended Schedule 13D on July 3, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
[25]	Filed as an exhibit to the amended Schedule 13D on July 3, 2013.
[26]	Filed as an exhibit to the amended Schedule 13D on August 14, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
[27]	Filed as an exhibit to the amended Schedule 13D on August 28, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.